[Letterhead of TD AMERITRADE Holding Corporation]
February 16, 2010
Via EDGAR
Mr. Daniel Gordon, Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
Dear Mr. Gordon:
On behalf of TD AMERITRADE Holding Corporation (together with its wholly-owned subsidiaries, the “Company”), we respectfully submit this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated February 4, 2010 (the “Comment Letter”).
Form 10-K for the fiscal year ended September 30, 2009
Staff Comment 1: Financial Performance Metrics, page 29
In future filings please revise your EBITDA reconciliation to reconcile EBITDA to Net Earnings. It is not appropriate to reconcile EBITDA to a measure which excludes interest, taxes, depreciation or amortization. Refer to Question 103.02 of the CD&I “Non-GAAP Financial Measures”, dated January 15, 2010.
Company response:
The Company began reconciling EBITDA to net income in its Form 10-Q filed February 5, 2010, in accordance with the guidance in Question 103.02 of the CD&I “Non-GAAP Financial Measures”, dated January 15, 2010. See page 24 of the Company’s Form 10-Q for the reconciliation. We will continue to reconcile EBITDA to net income when this measure is included in our future filings.
Staff Comment 2: Consolidated Balance Sheets, page 46
Please tell us why cash and investments segregated in compliance with federal regulations increased from $260,000 to $5,813,862. Also, please include discussion within the liquidity section of MD&A for the reasons for the increase and the impact it will have on your liquidity.
Company response:
The increase in cash and investments segregated in compliance with federal regulations (“segregated cash”) relates primarily to the Company’s migration of client cash from money market mutual funds to our FDIC-insured deposit account offering, as discussed on page 34 of our Form 10-K in the Results of Operations section of the MD&A. Based on regulatory guidance, as an interim step, client cash is moved from the money market mutual funds to free credit balances on the balance sheet of one of the Company’s broker-dealer subsidiaries. This results in an increase in “Payable to clients” and, to the extent such balances result in excess credit balances under Rule 15c3-3 of the Securities Exchange Act of 1934, a corresponding increase in segregated cash. Based on regulatory guidance, the client free credit balances remained on the broker-dealer balance sheet for approximately six months before being moved to the insured deposit accounts. The interim step of moving client cash to the broker-dealer balance sheet is temporary and has no significant impact on our liquidity. Therefore, we do not believe it requires discussion in the liquidity section of the MD&A. We supplementally advise the Staff that approximately $4.6 billion of this client cash was moved to insured deposit accounts during January 2010, as anticipated in the disclosure on page 34 of the Form 10-K, and therefore is no longer carried on the Company’s balance sheet.

Notes to Consolidated Financial Statements
17, Commitments and Contingencies, p. 69
Staff Comment 3:
Please tell us the amount of the settlement related to the spam litigation lawsuit that was preliminarily approved on May 1, 2009, and tell us your estimate of the possible loss or range of loss, and what amounts, if any, you have accrued related to this loss as of September 30, 2009. Please disclose this information in future filings, or state that such estimate cannot be made and disclose the reasons why. Refer to ASC 450-20-50.
Company response:
The terms of the settlement that was preliminarily approved on May 1, 2009 are summarized in an excerpt from the Long-Form Notice of Proposed Class Action Settlement, which is attached to this letter as Appendix A. The Company estimated the minimum loss to be approximately $2 million and accrued that amount as of September 30, 2009. However, as a result of the U.S. District Court’s denial of final approval of the proposed settlement on October 23, 2009, the Company could no longer estimate the maximum of the range of loss for this matter. The Company did not disclose the amount of the accrual for the spam litigation as of September 30, 2009 because it was not material to the Company’s results of operations, cash flows and financial position. In future filings, we will disclose the estimated loss or range of loss or state that such estimate cannot be made, as applicable.
Staff Comment 4:
Please clarify the amount of the liability you have accrued for the ARS settlement as of September 30, 2009.
Company response:
We supplementally advise the Staff that the Company estimated the liability for the tender offer component of the auction rate securities (“ARS”) settlement (which represents almost the entire value of the liability) as of September 30, 2009 by:
1.	Calculating the fair value of the underlying ARS eligible for repurchase in the tender offer. The Company’s valuation techniques for ARS are described under “Valuation Techniques-Auction Rate Securities” in Note 18 to the consolidated financial statements on page 76 of the Company’s Form 10-K.

2.	Estimating the tender offer participation rate. The Company analyzed actual tender offer activity through October 1, 2009 to develop the estimates. The Company segmented the participation rates between clients continuing to hold ARS in their TD AMERITRADE accounts, who exhibited high participation rates, and clients that have transferred their ARS holdings away from TD AMERITRADE to another custodian, who have exhibited low participation rates. The Company estimated that approximately $316 million par value of the $392 million par value of eligible ARS would be repurchased under the tender offer.

3.	Multiplying the differences between fair value and par value for each security by the estimated net ARS to be purchased. The $13.8 million liability as of September 30, 2009 substantially represents the difference between par value and fair value for the $316 million of expected ARS repurchases.
Per your request in the Comment Letter, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please contact me at (402) 827-8933.

Very truly yours,
/s/ William J. Gerber

William J. Gerber
Executive Vice President, Chief Financial Officer

Enclosure

Appendix A — Excerpt from Long-Form Notice of Proposed Class Action Settlement
2. BENEFITS PROVIDED TO CLASS MEMBERS UNDER THE SETTLEMENT
A. Benefits for All Settlement Class Members
1. The Company will provide each settlement class member with a unique identifier number (“Claim Code”) that may be used to obtain a one-year subscription or a one-year renewal, if the settlement class member already has a subscription, for an anti-virus, anti-spam Internet security product. Settlement class members may select either “Trend Micro Internet Security Pro” (PC-Compatible) or “Intego Internet Security Barrier X5, Anti-Spam Edition” (Mac-Compatible). Settlement class members can obtain their unique identifier numbers and obtain instructions for obtaining and downloading the software by visiting www.StockSpamSettlement.com after the settlement is approved. To take advantage of this offer, the software must be downloaded by January 1, 2010.
2. The Company will post on its Web site a warning to customers regarding stock-touting spam. The warning will appear in one of “The Security Center” pages on the Company’s Web site. In addition, the following announcement will be posted in the announcements section of the home page of customers when they log into the Company’s secure Web site: “Go to the Security Center for important information on protecting your assets from online threats such as identity theft, phishing, spyware, viruses, email fraud and stock-touting spam.” The announcement will appear one week at a time, four times during a 12-month period commencing no later than the 31st day after the Effective Date.
3. The Company will continue to retain independent experts to conduct bi-annual penetration tests at least through December 31, 2009. An expert selected by the Company, subject to the reasonable approval of Class Counsel, will conduct at least one such test. Each test will result in a confidential report being provided to the Company. If material vulnerabilities are identified, the Company, through its Chief Information Officer or designee, will promptly report the identified material vulnerabilities to the Audit Committee of the Board of Directors of TD AMERITRADE Holding Corporation, the Company’s parent, and the Company will promptly undertake to remediate those vulnerabilities.
4. The Company will continue the practice of account seeding through June 30, 2009. The purpose of the account seeding is to determine whether any unauthorized person has acquired customer email addresses that were provided to the Company after specific dates and is using those email addresses to transmit spam email messages. The Company may change the methodology as it deems appropriate, provided the new method is no less rigorous than the method that currently is in place.
5. The Company retained ID Analytics, a company specializing in identifying instances of possible organized identity theft, to conduct four analyses over the current contract term, which expired on September 1, 2008. The purpose of these analyses was to determine whether any incidents of organized misuse of personal information have occurred involving data contained in the Company’s database that was the subject of the incident reported to settlement class members by the Company on September 14, 2007. Four such analyses were performed since August 2007 and found no evidence of identity theft. The fourth analysis was completed on June 10, 2008. Within sixty days of the entry of a final, non-appealable order approving the settlement, the Company will retain ID Analytics to perform one additional analysis as described above.
6. If the analysis performed by ID Analytics, as described above, identifies any potential instances of identity theft resulting from the breach of a Company data base, the Company will contact settlement class members whose information may have been subject to organized misuse and advise them of the possible misuse of their personal information (“Identified Class Member”). Identified Class Members will be given notice of the opportunity to submit claims to the Company pursuant to the claims process described below.

B. Benefits for Certain Identified Settlement Class Members
If there are any Identified Class Members (as described above):
1. The Company will provide the Identified Class Member with dedicated customer support assistance trained to help remediate any harm from any identity theft. Only Identified Class Members will be provided access to this support. The Company will have no such obligation if no organized misuse is identified by ID Analytics.
2. The Identified Class Members will have ninety (90) days to send a response to the Company if he/she/it would like to be considered for direct compensation. The response may be in any form communicating costs incurred as a result of identity theft.
3. The Company will evaluate each submission by an Identified Class Member and, within sixty (60) days after receipt of the documented proof of claim, will make a reasonable response. In so responding and determining the appropriateness of a settlement offer, the Company may consider all relevant facts and circumstances, including, but not limited to, the amount of out-of-pocket expenses incurred and total number of Identified Class Members.
4. If the Identified Class Member is not satisfied with the result, or if the Identified Class Member decides not to participate in the settlement process described above, the Identified Class Member may submit a claim in a binding arbitration proceeding administered by FINRA (formerly NASD) as provided in the customer agreement with the Company. Identified Class Members who did not enter into customer agreements with the Company may also submit a claim in a binding arbitration proceeding administered by FINRA.
C. Charitable Donations
The Company will make donations of $20,000 to the Honeynet Project and $35,000 to the National Cyber Forensics and Training Alliance.
D. General Customer Support
The Company (or Settlement Administrator) will provide, for a twelve (12) month period to begin upon the entry of a final, non-appealable order approving the settlement, dedicated customer support assistance trained to provide support relating to the benefits provided under the Settlement Agreement and questions concerning spam or identity theft.
3. ATTORNEYS’ FEES AWARD
Plaintiff’s’ counsel will request approval of the court for attorneys’ fees of up to $1,870,000 and an additional $9,000 for reimbursement for reasonable costs and expenses. Defendant will not oppose or cause to be opposed an application by Plaintiffs’ counsel for attorneys’ fees and costs up to that amount. Plaintiffs’ counsel will not request additional fees and costs from Defendant or the class.
4. AWARD TO CLASS REPRESENTATIVES
Subject to court approval, Class Representative Griffiths will receive an incentive award of $1,000, and Class Representative Zigler, will receive an incentive award of $1,000 for their services as Class Representatives.
5. COSTS
Costs associated with the notice and administration of this settlement will be paid by Defendant.